SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D


                        (Amendment No. 25)


            Under the Securities Exchange Act of 1934

                        UNITED INNS, INC.
                        (Name of Issuer)


             Common Stock Par Value $1.00 Per Share
                 (Title of Class and Securities)


                            910688100
              (CUSIP Number of Class of Securities)



              J. Hamilton Crawford Jr., Gabelli Funds, Inc.,
   One Corporate Center, Rye, New York 10580-1434 (914)921-5067
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         January 23, 1995
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Statement because of Rule 13d-1(b)(3) or (4), check the following
box:                                            _____
                                               /_____/

Check the following box if a fee is being paid with this Statement:

                                                  _____
                                                 /____/

_________________________________________________________________

CUSIP No. 910688100                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Funds, Inc.            I.D. No. 13-3056041
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /  x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     2,900 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None   (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     2,900 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None   (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,900 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0.11%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_____________________________________

CUSIP No. 910688100                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      GAMCO Investors, Inc.              I.D. No. 13-2951242
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO:  Funds of investment advisory clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /  x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None      (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None      (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None      (Item 5)
_________________________________________________________________

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*  IA

              *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 910688100                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli International Limited II I.D. No. Foreign
      Corporation
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
____________________________________

CUSIP No. 910688100                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     / x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
          This Amendment No. 25 to Schedule 13D on United Inns, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on August 26, 1988. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 5.   Interest In Securities Of The Issuer
          Item 5 to Schedule 13D is amended, in pertinent part, as
follows:
          (a) The aggregate number and percentage of Securities to which this Schedule l3D relates is 2,900 shares, representing 0.11% of the 2,640,899 shares outstanding in the Issuer's most recently filed Form 10-Q dated June 30, 1994. The Reporting persons beneficially own those Securities as follows:
                         Shares of           % of
                         Common              Class of
Name                     Stock               Common

GAMCO
  As Principal                  0                0.00%
  As Agent                      0                0.00%

GFI
  As Principal                  0                0.00%
  As Agent                  2,900                0.11%


GIL II                          0                0.00%


Mario J. Gabelli                0                0.00%



          Mr. Gabelli is deemed to have beneficial ownership of the Securities beneficially owned by each of the foregoing persons and GFI is deemed to have beneficial ownership of the securities owned beneficially by each of the foregoing persons other than Mr. Gabelli.
          (b) GFI has sole dispositive and voting power with respect to the 2,900 shares of the Issuer held by the The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible Securities Fund, The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli Equity Trust, The Gabelli Global Telecommunications Fund, The Gabelli Global Convertible Securities Fund, The Gabelli Interactive Couch Potato Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., and/or The Gabelli ABC Fund, and except that the power of Mr. Gabelli and GFI is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

          (e) On trade date January 23, 1995, the Reporting persons tendered approximately 585,000 shares of the Issuer pursuant to a tender offer by United/Harvey Holdings L.P.

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    January 24, 1995



                                   GABELLI FUNDS, INC.



                                   By:________________________
                                      J. Hamilton Crawford, Jr.
                                      Senior Vice President
                                      and General Counsel


                                   GAMCO INVESTORS, INC.



                                   By:_______________________
                                      Douglas R. Jamieson
                                      Chief Operating Officer
                                      and Executive Vice President



                                   Gabelli International Limited II


                                   By:___________________________
                                   Mario J. Gabelli, Chairman
                                   and Investment Manager
                                   by: J. Hamilton Crawford, Jr.
                                       Attorney-in-Fact



                                   Mario J. Gabelli


                                   By:______________________________
                                      J. Hamilton Crawford, Jr.
                                      Attorney-in-Fact

                                                       Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:

          The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless other-wise specified, the principal employer of each such individual is Gabelli Funds, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.


Gabelli Funds, Inc.

Directors:

     Mario J. Gabelli


     Richard B. Black              Chairman of Raster Image
                                   Processing Systems; Chairman
                                   ECRM; Director of Archetype
                                   and Oak Technology; Director
                                   of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby Street,
                                   Fort Lee, NJ 07029

     Charles C. Baum               Chairman, Director and Chief
                                   Executive Officer of The
                                   Morgan Group, Inc.;
                                   Secretary & Treasurer
                                   United Holdings
                                   2545 Wilkens Avenue
                                   Baltimore, MD  21223

     Dr. Eamon M. Kelly            President
                                   Tulane University
                                   218 Gibson Hall
                                   6823 St. Charles Avenue
                                   New Orleans, LA  70118

Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer


     J. Hamilton Crawford, Jr.     Senior Vice President
                                   and General Counsel

     Stephen G. Bondi              Vice President - Finance

     James E McKee                 Vice President, Co-General
                                   Counsel and Assistant
                                   Secretary

     Joseph J. Frazzitta           Assistant Secretary



GAMCO Investors, Inc.

Directors:
     Douglas R. Jamieson
     Joseph R. Rindler, Jr.
     Regina Pitaro
     Joseph J. Frazzitta
     F. William Scholz, II

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Douglas R. Jamieson           Chief Operating Officer and
                                   Executive Vice President

     Joseph J. Frazzitta           Vice President and Chief
                                   Financial Officer

     James E. McKee                Vice President
                                   and General Counsel

     J. Hamilton Crawford, Jr.     Assistant Secretary



Gabelli Securities, Inc.

Directors:

     Charles C. Baum               See above-Gabelli Funds, Inc.


     Joseph R. Rindler             Managing Director
                                   GAMCO Investors, Inc.
                                   One Corporate Center
                                   Rye, NY  10580

     David Perlmutter              Perlmutter & Associates
                                   200 Park Avenue, Suite 4515
                                   New York, N.Y.  10166

     Stephen G. Bondi              Acting Chief Operating Officer
                                   and Vice President

     Salvatore Muoio               Vice President-Research
                                   Gabelli & Company, Inc.
                                   One Corporate Center
                                   Rye, NY  10580

Advisors:

     Vincent J. Amabile
     Robert Blake

Officers:

     Stephen G. Bondi              Acting Chief Operating Officer
                                   and Vice President

     J. Hamilton Crawford, Jr.     Senior Vice President,
                                   Assistant Secretary, and
                                   General Counsel

     Erwin I. Mevorah              Vice President - Finance



Gabelli & Company, Inc.

Directors:

     James G. Webster, III         Chairman

     Charles C. Baum               See above-Gabelli Funds, Inc.

     Joseph J. Frazzitta           Vice President and
                                   Chief Financial Officer

Officers:

     James G. Webster, III         Chairman

     Joseph J. Frazzitta           Vice President/Finance and
                                   Chief Financial Officer

     Stephen G. Bondi              Vice President

     J. Hamilton Crawford, Jr.     Senior Vice President,
                                   Secretary and
                                   General Counsel

     Walter K. Walsh               Operations and Compliance
                                   Officer



GLI, Inc.

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.


Officers:

     Mario J. Gabelli              Chairman and Chief Investment
                                   Officer

     Stephen G. Bondi              Vice President

     J. Hamilton Crawford, Jr.     Assistant Secretary




Gabelli Associates Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British
                                   WestIndies

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British
                                   WestIndies

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Kevin Bromley                 Vice President, Treasurer and
                                   Assistant Secretary

     Sandra Wight                  Secretary and Assistant Treasurer




Gabelli International Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies


Officers:

     Kevin Bromley                 Vice President, Treasurer, and
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

     Sandra Wight                  Secretary and Assistant Treasurer
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

Lynch Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Paul J. Evanson               Chief Financial Officer
                                   FPL Group, Inc.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     Bradley J. Bell               Vice President & Treasurer
                                   Whirlpool Corp.
                                   2000 M. 63 North
                                   Administrative Center
                                   Benton Harbor, MI  49022

     Morris Berkowitz              Business Consultant
                                   163-43 Willets Point Blvd.
                                   Whitestone, NY 11357


     Richard J. Boyle              Chairman, The Boyle Group
                                   6110 Blue Circle Drive
                                   Suite 250
                                   Minnetonka, MN 55343


     Mario J. Gabelli              See above-Gabelli Funds, Inc.



     Paul Woolard                  Business Consultant
                                   116 East 68th Street
                                   New York, NY 10021

     E. Val Cerutti                Business Consultant
                                   Cerutti Consultants
                                   227 McLain Street
                                   Mount Kisco, NY   10549

Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                   Officer

     Michael J. Small              Office of the President

     Joseph H. Epel                Treasurer

     Robert E. Dolan               Chief Financial Officer

     Carmine Ceraolo               Assistant Controller

     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel


Spinnaker Industries, Inc.
One Galleria Tower
13355 Noel Road
Suite 1100
Dallas, TX  75240

Directors:

     Joseph P. Rhein               Chairman
                                   241 McClenaghan Mill Road
                                   Wynnewood, PA 19096

     Richard J. Boyle              The Boyle Group, Inc.
                                   6110 Blue Circle Drive
                                   Suite 250
                                   Minnetonka, MN  55343
     Ned N. Fleming, III           Boyle, Fleming,
                                   George & Co., Inc.
                                   One Galleria Tower
                                   13355 Noel Road
                                   Suite 1100
                                   Dallas, TX  75240
Officers:

     Robert E. Dolan               Controller

     Joseph H. Epel                Treasurer

     James W. Toman                Assistant Secretary

     Ned N. Fleming, III           President

     Richard J. Boyle              Chairman and
                                   Chief Executive Officer

     Robert A. Hurwich             Secretary




Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

     Joseph P. Rhein               See above-Spinnaker

     William F. Bullis             See above-Spinnaker

Officers:

     James W. Toman                Chief Financial Officer

     Joseph H. Epel                Treasurer and Secretary

     Robert E. Dolan               Controller




Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  88062

Directors:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Dr. Brian E. Gordon           Vice President

     Mary Beth Baxter              Secretary & Treasurer

     Robert E. Dolan               See above-Lynch Corporation

     Joseph H. Epel                See above-Lynch Corporation

     Carmine Ceraolo               See above-Lynch Corporation


Officers:

     Jack C. Keen                  Chairman of the Board

     Jack W. Keen                  President

     Jack L. Bentley               Executive Vice President

     Dr. Brian E. Gordon           Vice President

     Charles M. Baxter             Sr. Vice President-Operations

     Mary Beth Baxter              Secretary & Treasurer

     Joseph H. Epel                Assistant Treasurer








Inter-Community Telephone Company
P.O. Box A
Nome, ND  58062

Directors:

     Mary J. Carroll               See above-Lynch Corporation

     Carmine P. Ceraolo            See above-Lynch Corporation

     Robert E. Dolan               See above-Lynch Corporation

     Joseph H. Epel                See above-Lynch Corporation

     Leone A. Nilsen               President

     Roger J. Nilsen               P.O. Box 146
                                   Hannaford, ND 58448

     Duane A. Plecity              Secretary

     Harry B. Snyder               P.O. Box 131
                                   Buffalo, ND  58011

     Robert Snyder                 200 Broadway South
                                   Buffalo, ND 58011

Officers:

     Leone A. Nilsen               President

     Robert Snyder                 Vice President

     Duane A. Plecity              Secretary

     Harry B. Snyder               Treasurer

     Joseph H. Epel                Assistant Treasurer



Lynch Telecommunications Corporation




Directors:

     Robert E. Dolan               Controller

     Jack C. Keen                  Chairman

     Michael J. Small              Vice President


Officers:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Michael J. Small              Vice President

     Robert A. Hurwhich            Secretary

     Mary Beth Baxter              Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Controller